July 12, 2018

Re:	Aquestive Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-225924)

VIA EDGAR AND OVERNIGHT MAIL

Joel Parker
James Giugliano
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Messrs. Parker and Giugliano:

As a follow up to our prior correspondence and our discussion with you on July 10, 2018 and July 11, 2018, Aquestive Therapeutics, Inc. (“Aquestive”, “we”, or “us”) has re-evaluated our preliminary fair value determination associated with the termination of the Performance Unit Plan and issuance of the non-voting common shares on April 16, 2018.  As a result, we have increased the charge that will be recorded in our second quarter results by $8.4 million.   The total compensation cost we will disclose in footnote 20 (C) in Notes to the Unaudited Interim Consolidated Financial Statements in Amendment No. 1 to our Registration on Form S-1 will be $27.3 million, and will be disclosed substantially as follows:

Subsequent to the March 31, 2018 balance sheet date, the Company terminated the Performance Unit Plans. The termination was executed on April 16, 2018 in accordance with the provisions of the Plans’ termination, which required both Board of Directors and the Plan A participant approval. As a result, the Company accelerated the vesting of any unvested performance units and issued non-voting common shares to compensate the performance unit holders. In accordance with ASC 718, Compensation – Stock Compensation, the Company will record a charge to earnings of $27.3 million in the second quarter of 2018 to reflect the compensation cost associated with the issuance of the non-voting common shares and related withholding taxes, which the Company has elected to pay on behalf of the performance unit holders. The compensation expense was estimated using an independent third-party valuation prepared in accordance with the American Institute of Certified Public Accountants Practice Aide, Valuation of Privately-Held Company Equity Securities Issued as Compensation.

After including such additional charge, we believe that we will have appropriately considered, and that our revised discussions in the Registration Statement will reflect, all material factors related to the valuation of the Non-Voting Shares as of their issuance in April 2018.

The Company respectfully requests the Staff’s assistance in completing its review of, and agreement with, the information contained herein as soon as possible.

If you have any questions or desire any further information in connection with this matter, please do not hesitate to call John T. Maxwell at (908) 941-1689 (office) or (201) 280-7683 (mobile).

Sincerely,

/s/ John T. Maxwell
John T. Maxwell
Aquestive Therapeutics, Inc.
Chief Financial Officer